(212) 373-3105

(212) 492-0105

jmarell@paulweiss.com

March 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Christina Chalk

Re:	E. I. du Pont de Nemours and Company PRRN14A filed March 16, 2015 DFAN14A filed March 19, 2015 Filed by Trian Fund Management et al File No. 1-00815

Dear Ms. Chalk:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Jeffrey D. Marell, counsel to Trian Fund Management, L.P. and the participants named in the above-referenced filing (“we” or “Trian”), dated March 20, 2015 (the ”Comment Letter”). Included herewith is a copy of Trian’s definitive proxy statement (the “Proxy Statement”) reflecting certain revisions made in response to the Staff’s comments.

For your convenience the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter.

Capitalized terms used herein and not defined have the meanings ascribed to them in the Proxy Statement. Trian’s responses to the Commission’s comments are as follows:

Preliminary Proxy Statement filed March 16, 2015

Reasons to Vote for Trian Group’s Slate of Nominees, page 4

1.	Refer to comment 4 in our prior comment letter dated March 3, 2015 and your response. The information supporting your assertion about Trian’s positive contribution to the Company’s performance that appears in your response letter should be included in your revised proxy statement.

Response to Comment 1: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 4 of the Proxy Statement.

2.	Refer to comment 5 in our prior comment letter and your response. The information provided in your response letter supporting your assertion that certain “positive initiatives” announced by the Company were instigated by Trian should be included in your revised proxy statement.

Response to Comment 2: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 4 of the Proxy Statement.

Proposal 1: Election of Directors, page 4

3.	Refer to prior comment 6 and your response. The information provided in response to this comment should be included in your revised proxy statement, including your views on the interpretation of the Company’s Corporate Governance Guidelines and the fact that if he is elected at the 2015 Annual Meeting, Mr. Peltz could not be re-nominated without a waiver from the Board or modification of the existing Governance Guidelines regarding age limits for directors.

Response to Comment 3: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 8 of the Proxy Statement.

Background to the Solicitation, page 19

4.	Refer to comment 18 in our prior comment letter and the data you provided supplementally in your response letter. Please include in the revised proxy statement these details about the methodology by which you arrived at the conclusion that the Company missed earnings guidance and long-term guidance for earnings growth in FYs 2012, 2013 and 2014.

Response to Comment 4: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 20 of the Proxy Statement.

5.	Identify the shareholder from whom Trian received a call on March 11, 2015 in support of a settlement with the Company.

Response to Comment 5: As discussed in a telephone call between Mr. Marell and the Staff on March 23, 2015, Trian will not be disclosing the identity of such shareholder in the Proxy Statement.

Background of the Solicitation, page 16

6.	Refer to comment 21 in our prior comment letter and your response. Include disclosure about Trian’s prior contacts with Messrs. Breen and Gallogly in the revised proxy statement.

Response to Comment 6: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 22 of the Proxy Statement.

DFAN14A filed March 16, 2015

7.	In the CNBC “Squawk on the Street” interview of Mr. Peltz on March 12, 2015, he states that “we have been around and seen 30-odd percent of the ownership of the Company and the feedback has been very strong…” Supplementally identify the shareholders to whom Mr. Peltz refers here and indicate when they were contacted. We may have additional comments.

Response to Comment 7: Since February 11, 2015 (the date Trian’s preliminary proxy statement was first filed with the SEC), Trian has discussed its positions regarding the Company with shareholders at 31 institutions. Trian believes, based on publicly-available disclosures on Form 13F and other information gathered by its Solicitation Agent, that these shareholders hold in the aggregate in excess of 30% of the Company’s outstanding shares.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 373-3105.

Very truly yours,

/s/ Jeffrey D. Marell
Jeffrey D. Marell